Exhibit 99.1

Kaixin Holdings Announces Extraordinary General Meeting Results

HANGZHOU, October 3, 2024 (GLOBE NEWSWIRE) -- Kaixin Holdings (“Kaixin” or the “Company”) (NASDAQ: KXIN) today announced that all resolutions presented to the shareholders at its extraordinary general meeting held on October 1, 2024 (the “Extraordinary General Meeting”) were duly passed.

The full text of each resolution was included in the notice of the Extraordinary General Meeting, which was filed with the Securities and Exchange Commission (the “SEC”) on Form 6-K on August 13, 2024 and subsequently amended on Form 6-K/A on August 23, 2024 and September 3, 2024. The full text of each resolution is also available on the Company’s website ir.kaixin.com. Capitalized terms not otherwise defined in this announcement shall have the meanings assigned to them in the Company’s amended notice of the Extraordinary General Meeting dated September 3, 2024.

The Company will implement and announce the effectiveness of the Share Consolidation afterwards. The Share Consolidation is primarily being effectuated to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) related to the minimum price per share of the Company’s ordinary shares. Immediately after the Share Consolidation, each shareholder’s percentage ownership interest in the Company will remain unchanged, except for minor changes and adjustments that will result from the treatment of fractional shares. The rights and privileges of the holders of ordinary shares will be substantially unaffected by the Share Consolidation. No fractional shares will be issued in connection with the Share Consolidation, in the event that a shareholder would otherwise be entitled to receive a fractional share upon the Share Consolidation, the number of shares to be received by such shareholder will be rounded up to one ordinary share in lieu of the fractional share that would have resulted from the Share Consolidation. Shareholders who are holding their shares in electronic form at brokerage firms do not need to take any action, as the effect of the Share Consolidation will automatically be reflected in their brokerage accounts.

About Kaixin Holdings

Kaixin Holdings is a leading new energy vehicle manufacturer in China, equipped with professional teams with rich experience in R&D, production, marketing, and production facilities with the capacity for stamping, welding, painting, and assembly operations. Kaixin produces multiple electric passenger and logistics vehicle models. The Company is committed to building up a competitive international market position that integrates online and offline presence and diversified business operations. Leveraging the expertise of its professional teams and driven by the inspiration for innovation and sustainability, Kaixin aims to contribute to achieving the goals of “peak carbon emissions and carbon neutrality”.

Safe Harbor Statement

This announcement may contain forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" or other similar expressions. Statements that are not historical facts, including statements about Kaixin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our other documents filed with the SEC. All information provided in this announcement and in the attachments is as of the date of this announcement, and Kaixin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Kaixin Holdings

Investor Relations

Email: ir@kaixin.com